PACIFIC SPECIAL ACQUISITION CORP.

855 Pudong South Road

The World Plaza, 27th Floor

Pudong, Shanghai, China 200120

May 19, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Information Technologies and Services

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attn: Maryse Mills-Apenteng, Special Counsel

Re:	Pacific Special Acquisition Corp.

Preliminary Proxy Statement on Schedule 14A

Filed February 13, 2017

File No. 001-37593

Dear Ms. Mills-Apenteng:

Pacific Special Acquisition Corp. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 10, 2017 regarding our Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) previously filed on February 13, 2017. A marked version of the Proxy Statement as initially filed is enclosed herewith reflecting all changes to the Proxy Statement made in Amendment No. 1 to the Proxy Statement filed with the Commission (“Amendment No. 1”).

General

1.	We note that your sponsor Zhengqi International Holding Limited, its affiliates, and your independent directors own approximately 25.1% of your total issued and outstanding ordinary shares and have agreed to vote these shares to approve of the business combination with Borqs International Holding Corp. Since 25.1% of the shares attributable to your sponsor and management are already committed to approve the merger, only a minority of non-affiliated shareholder votes are necessary to approve the merger. Where appropriate, please disclose the minimum vote necessary for non-affiliated public shareholders to approve of the merger.

Response: In response to the Staff’s comment, we have revised the disclosure in the Letter to the Pacific Special Acquisition Corp. Shareholders, the Notice of Special Meeting of Shareholders, and on pages 14 and 50 of Amendment No. 1 to disclose the minimum vote necessary for non-affiliate public shareholders to approve the merger.

Maryse Mills-Apenteng, Special Counsel

U.S. Securities and Exchange Commission

May 19, 2017

Letter to the Pacific Special Acquisition Corp. Shareholders

2.	Please revise here, and elsewhere as appropriate, to clarify how the board determined the consideration, or base adjusted equity valuation of Borqs, of $303 million. In this regard, we note that you reference on page 103 your consideration of, among other things, a financial model as well as consultations with Pacific management, legal and financial advisors, and industry experts.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 2, 9 and 22 of Amendment No. 1 to clarify how the board determined the consideration of $303 million, as further reduced to $270 million.

Questions and Answers About the Proposals for Shareholders, page 8

3.	Please revise the following questions and answers to convey the information in plain English and to avoid to the extent possible legal jargon, defined terms, embedded paragraphs, parentheticals and the like:

●	Why am I receiving this proxy statement?
●	What equity stake will (i) current Pacific shareholders hold in the Company after the closing and (ii) Pacific hold in Borqs after the closing?

Response: In response to the Staff’s comment, we have revised the disclosure on pages 9 and 11 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Statements

Pro Forma Condensed Combined Balance Sheet, page 79

4.	Please revise to include an adjustment for the repayment or conversion of the Convertible Promissory Notes upon consummation of the merger as disclosed on page F-31.

Response: In response to the Staff’s comment, we have revised the unaudited pro forma condensed combined balance sheet on page 82 of Amendment No. 1 to include an adjustment for the repayment of the Convertible Promissory Notes upon consummation of the Business Combination.

5.	Please clarify whether Borqs has obtained firm commitments for the issuance of Series E preferred shares and the exercise of the Series E-1 preferred stock warrants. In this regard, tell us how you determined these adjustments meet the factually supportable criteria of Article 11-02(b)(6) of Regulation S-X or revise to remove these adjustments and instead include a discussion of such transactions in the notes to the pro forma financial statements. Lastly, to the extent the Series E preferred shares have already been issued, revise to include a discussion of such issuance in Borqs’ subsequent events footnote disclosures. Refer to ASC 855-10-50-2.

Response: In response to the Staff’s comment, we have removed these adjustments from the pro forma financial statements, as these transactions have not been deemed to be related to or directly attributable to the Business Combination, and have, instead, included a discussion of the issuance of the Series E preferred shares and the exercise of the Series E-1 preferred stock warrants in the pro forma financial statements. We have also revised the Borqs financial statements to include a discussion of the Series E issuances and warrant exercise as a subsequent event on page F-125 of Amendment No. 1.

Maryse Mills-Apenteng, Special Counsel

U.S. Securities and Exchange Commission

May 19, 2017

6.	Please revise to include a discussion of the terms of the debt in note 4. Also include a discussion of the debt issuance in Borqs’ subsequent events footnote disclosures. Refer to ASC 855-10-50-2.

Response: In response to the Staff’s comment, we have removed the pro forma adjustment originally disclosed in the pro forma condensed combined balance sheet related to the debt in note 4, as this transaction is now included in Borqs’ December 31, 2016 audited consolidated balance sheet.

7.	Similarly, explain how the increase to inventory as a result of the issuance of the long-term bank borrowings is factually supportable and directly attributable to the merger transaction and revise accordingly.

Response: As noted in our response to Comment #6 above, we respectively advise the Staff that the pro forma adjustment originally disclosed in the pro forma condensed combined balance sheet related to the increase to inventory in note 4 has been removed, as this transaction is now included in Borqs’ December 31, 2016 audited consolidated balance sheet.

Pro Forma Condensed Combined Income Statement, page 80

8.	Please clarify how the adjustment reflecting stock based compensation as a result of the business combination is expected to have a recurring impact in light of your disclosure on page 171. If you determine this charge does not meet the continuing impact criteria, please remove the adjustment from your pro forma income statement and instead reflect the impact of this transaction as an adjustment to APIC in your pro forma balance sheet. Refer to Article 11-02(b)(6) of Regulation S-X.

Response: We respectively advise the Staff that the vesting terms of the options outstanding will remain the same subsequent to the Business Combination. The service criteria states that 25% of the options will vest on the first anniversary of the vesting commencement date, and 1/48th of the options will vest on a monthly basis thereafter over the next three years, subject to the optionee continuing to be an employee on such dates. Accordingly, we have determined that the stock-based compensation charge related to these options meets the continuing impact criteria under Article 11-02(b)(6) of Regulation S-X and have included such charge as an adjustment to the pro forma income statement on page 87 of Amendment No. 1.

Maryse Mills-Apenteng, Special Counsel

U.S. Securities and Exchange Commission

May 19, 2017

9.	To the extent the long-term debt issuance is directly factually supportable, please revise to reflect the additional interest expense related to such debt and ensure your footnote disclosure provides the assumed interest rate for the purposes of calculating the adjustment.

Response: As noted in our response to Comment #6 above, the pro forma adjustment originally disclosed in the pro forma condensed combined balance sheet related to the debt in note 4 has been removed, as this transaction is now included in Borqs’ December 31, 2016 audited consolidated balance sheet. Accordingly, we believe that an adjustment to reflect the additional interest related to such debt is no longer necessary.

10.	Please provide the conversion ratio used to determine the number of shares to be issued in the business combination. Because the shares to be issued do not appear to be fixed and could fluctuate, please tell us whether you considered providing a sensitivity analysis to reflect reasonably different outcomes. Refer to Article 11-02(8) of Regulation S-X.

Response: We respectively advise the Staff that the number of shares to be issued in the Business Combination is not based on a conversion ratio, rather it is based on a formula, which is described in the forepart of the unaudited pro forma condensed combined financial statements on pages 79 through 81 of Amendment No. 1, pursuant to which we state that the aggregate number of ordinary shares that will be issued will be equal to (A) $270,000,000 less (B) the amount of Closing Net Indebtedness (as defined in the Merger Agreement) plus (C) the amount, if any, by which the Closing Net Working Capital (as defined in the Merger Agreement) exceeds the Target Maximum Net Working Capital Amount (as defined in the Merger Agreement) minus (D) the amount, if any, by which the Target Minimum Net Working Capital Amount (as defined in the Merger Agreement) exceeds the Closing Net Working Capital plus (E) the amount of Excess Capped Expenses (as defined in the Merger Agreement), if any, divided by $10.40.

The Business Combination Proposal

Conditions to the Closing, page 92

11.	We note that the merger agreement contemplates the use of a PIPE Investment. Please clarify whether there are any current plans, agreements, or agreements in principle regarding any such PIPE Investment with any investor or placement agent. Also, please clarify whether the PIPE investment relates to the contemplated $7 million to $9 million Series E Preferred Stock financing discussed on pages 77 and 109-110.

Response: In response to the Staff’s comment, we have revised the disclosure on page 108 of Amendment No. 1 to discuss Borqs and Pacific’s efforts to explore the feasibility of conducting a potential private placement, including Borqs’ engagement of JMP Securities LLC and Pacific Crest Securities as financial advisors. We have also revised the disclosure on page 101 and throughout Amendment No. 1 to reflect the recent commitment from Pacific’s sponsor to purchase up to $24.0 million of Pacific ordinary shares (or potentially more, at the sponsor’s sole election) through (i) open market or privately negotiated transactions with third parties (with the sponsor not obligated to pay a price of greater than $10.40 per share), (ii) a private placement at a price of $10.40 per share with consummation to occur concurrently with that of the Business Combination or (iii) a combination thereof, in order to ensure that there is at least $24.0 million in closing proceeds (the “Backstop Commitment”). If the sponsor assigns all or a portion of its Backstop Commitment obligations to investors that are qualified institutional buyers or institutional accredited investors, such assignees will take a proportionate share of the Backstop Commitment Investor’s rights with respect to the Backstop Guarantee Shares and proportionate registration rights contemplated therefor.

We respectfully advise the Staff that the Borqs Series E Preferred Stock Financing discussed on pages 77 and 109-110 was not related to the contemplated PIPE. In February and March of 2017, Borqs raised $9.0 million through the sale of its Series E Preferred Stock in a private placement.

Maryse Mills-Apenteng, Special Counsel

U.S. Securities and Exchange Commission

May 19, 2017

Background of the Business Combination

Description of the Negotiation Process with Borqs, page 99

12.	Please revise your discussion to disclose the specific material terms of the merger that were considered by the parties including, but not limited to, the consideration offered or proposed during your negotiations and disclose the dates on which such offers and/or counter-offers were made.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 102 through 109 of Amendment No. 1 to disclose certain specific material terms of the merger and the offers and counter-offers that were made.

Pacific’s Board of Directors’ Reasons for the Approval of the Business Combination, page 103

13.	Please describe how the bulleted items you identify as the results of management’s due diligence and the financial information and forecasts provided to you by Borqs management led the board to recommend approving the merger transaction.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 111 through 112 of Amendment No. 1 to expand on the factors that led the Company’s board to recommend approving the merger transaction.

Information about Borqs

Corporate Structure and History, page 143

14.	Revise to disclose the names of the VIE shareholders, their ownership percentages in Beijing Big Cloud and describe their relationship, if any, to Borqs. To the extent the VIE agreements are related transactions pursuant to Item 404 of Regulation S-K, please provide appropriate disclosure.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 154 of Amendment No. 1 to disclose the names of the VIE shareholders and their ownership percentages in Beijing Big Cloud as well as to describe the relationship of the VIE shareholders to Borqs.

Borqs Business Units, page 152

15.	Please revise to provide more information as to how you operate your MVNO business. For example, please describe which markets in China you operate in geographically, describe your subscription plans and how you generate MVNO revenue, identify any branding you use for your MVNO services, and provide more details of your distribution channels and how you compensate your partners, franchises and distributors.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 153 and 163 of Amendment No. 1.

Maryse Mills-Apenteng, Special Counsel

U.S. Securities and Exchange Commission

May 19, 2017

16.	You disclose on page 165 that for the six months ended June 30, 2016, 77% of your Connected Solutions revenue was derived from hardware sales, primarily new connected devices such as tablets, home entertainment remote controls and ruggedized handsets. Please clarify and describe in greater detail the extent to which you are involved in developing, manufacturing and/or marketing these hardware products for distribution.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 178 of Amendment No. 1.

17.	Please clarify whether your Connected Services revenue includes mobile devices that you sell to your MVNO customers.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 163 of Amendment No. 1.

Borqs’ Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 161

18.	On pages 150 and 152, you indicate that Borqs is one of the top MVNO businesses in China, as measured in terms of registered subscribers. Please disclose the number of your registered subscribers or similar measures that illustrate the size of your user base.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 161, 167 through 168 and 174 of Amendment No. 1.

Factors Affecting Borqs’ Results of Operations, page 162

19.	On page 162, you reference “[p]er-unit product revenue” as the largest component of Connected Solutions business unit revenue. Please revise to disclose per-unit revenue or similar metrics that describe the volume of products and services you offer.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 174 of Amendment No. 1.

Results of Operations, page 163

20.	We note that your effective tax rate is materially different in each reported period. Please include a discussion of those items that most significantly impacted your effective tax rate for each period presented and clarify whether you expect such items to impact your effective tax rate in the future. Refer to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 181 of Amendment No. 1.

Net Revenues – Connected Solutions, page 164

21.	We note that you rely upon a limited number of customers for a significant portion of your net revenues and, as you disclose on page 162, revenue growth is dependent upon your ability to expand your customer base. Please expand your disclosures to explain how sales to new and existing customers and projects undertaken for new and existing customers impacted your revenues for each period presented. Refer to Section III.B.4 of SEC Release 33-8350.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 174 through 175 and 178 of Amendment No. 1.

Maryse Mills-Apenteng, Special Counsel

U.S. Securities and Exchange Commission

May 19, 2017

22.	Please provide additional detail regarding how changes in your software engineering activities in conjunction with software revenue recognition guidelines impacted your software revenue. In this regard, your disclosure appears to indicate that you generated more contracts where revenue is deferred in the current period due to PCS, but it is not clear how the terms of these contracts or the types of products and services provided changed from those in prior periods.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 178 of Amendment No. 1.

Net Revenues – MVNO BU, page 166

23.	Your disclosure on page F-54 appears to indicate that franchisees can provide discounts to consumers. Please revise your filing to discuss the impact these discounts have on trends in your MVNO revenue, if material. Also, if the franchisees determine the amount of discount provided to customers, please discuss any known uncertainties related to the level of discount provided. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 153 of Amendment No. 1. We respectfully advise the Staff that franchisee discounts, which are limited to 5%.

Cost of Revenues, page 167

24.	Please discuss the cost of revenues and gross margin separately by revenue category. In this regard, we note that changes in cost of revenues for software offset changes in cost of revenues for hardware and MVNO. Similarly, the gross profit appears materially different for each revenue category and appears to be impacted by different factors as disclosed on page 162. Refer to Section III.D of SEC Release 33-6835.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 179 through 180 of Amendment No. 1.

Liquidity and Capital Resources, page 169

25.	Please revise your disclosures to focus on the primary drivers of, and other material factors necessary to an understanding of, your cash flows and ensure that your discussion and analysis is not solely a recitation of information evident from your financial statements. As an example, please consider revising to disclose the day’s sales outstanding (“DSO”) at each balance sheet date and the impact it has on your cash flows, or explaining the underlying reasons for the changes in accounts receivable and accounts receivable from related parties. Refer to Section IV.B of SEC Interpretive Release 33-8350.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 181 through 182 of Amendment No. 1.

Maryse Mills-Apenteng, Special Counsel

U.S. Securities and Exchange Commission

May 19, 2017

26.	Considering the restrictions of foreign currency imposed by the PRC government, please revise to provide the following information:

●	Quantification of material amounts of cash and short-term investments disaggregated by currency denomination as of the most recent balance sheet date in each jurisdiction in which your affiliated entities are domiciled. For entities within China, disclose material amounts of cash held by VIEs separately from the amount of cash held by other entities.

●	The restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors, including but not limited to, the requirement to obtain SAFE approval for certain capital account items, such as repayment of loans and other capital payments denominated in foreign currencies as disclosed on page 66.

Refer to Item 303(a)(1) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 175 of Amendment No. 1.

27.	Please clarify whether your MVNO primarily operates on the China Unicom network. If so, please revise to provide a description of the material terms of any material agreements you have with China Unicom to use their wireless network. We note that you disclose an $18,840,000 purchase commitment for 2016 to China Unicom on page F-73.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 163, 175 and 179 of Amendment No. 1.

Beneficial Ownership of Securities, page 188

28.	Please revise to provide disclosure of the natural persons that have voting and/or investment power over the shares beneficially owned by Polar Asset Management, Asset Horizon International, Keystone Ventures, GSR Entities, and Norwest Venture Partners.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 202 through 204 of Amendment No. 1 to include disclosure of the natural persons that have voting and/or investment power over the shares beneficially owned by the listed entities.

Maryse Mills-Apenteng, Special Counsel

U.S. Securities and Exchange Commission

May 19, 2017

Pacific Special Acquisition Corp. Financial Statements

Note 7. Commitments and Contingencies

Borqs International Holding Corp Consolidated Financial Statements, page F-32

General

29.	You state on page F-52 that the company has two operating segments, Yuantel and Connected Solutions. Please revise to provide disclosures pursuant to ASC 280-10-50. Also, provide the entity wide disclosures required by ASC 280-10-50-38 to 50-42 to the extent applicable.

Response: In response to the Staff’s comment, the Company has revised its disclosure pursuant to ASC 280-10-50 on page F-106 and F-124 through F-125 of Amendment No. 1.

Note 2. Summary of Significant Accounting Policies (o) Revenue Recognition

2. Hardware product sales, page F-54

30.	Please clarify whether your products are subject to return and if so, disclose how these return rights impact your recognition of the related revenue. Refer to ASC 605-15-25.

Response: We respectfully advise the Staff that there are no rights of return provided to Borqs’ customers on sales of customized mobile devices. As disclosed on page F-103 of Amendment No. 1, standard warranty for workmanship defects on the customized mobile devices is provided to all customers during the warranty period. The accounting for Borqs’ standard warranty pursuant to ASC 450 does not impact revenue recognition because the cost of honoring the warranty can be reliably estimated. Borqs has determined the likelihood of claims arising from standard warranty to be remote based on strong quality control procedures in the production process and historical experience with regard to claims being made by customers. Thus, claims arising from standard warranties were immaterial for the years ended December 31, 2015 and 2016.

3. MVNO, page F-54

31.	Your disclosure appears to indicate that franchisees can provide discounts to consumers. Please disclose how you determine the amount of discount to record related to these sales. If the estimate is based on information provided by the franchisee, please revise to disclose how often you receive updated information.

Response: We respectfully advise the Staff that, pursuant to the cooperation agreement with its franchisees, the amount of discounts that may be provided by franchisees to consumers is contractually capped at 5%. As Borqs does not have visibility into the final prices sold by the franchisees to consumers, Borqs and its consolidated subsidiaries, variable interest entity and the variable interest entity’s subsidiaries (collectively referred to as the “Group”) recognized the maximum amount of discounts that may be provided by the franchisees as a reduction of revenue in accordance with ASC 605-50. Borqs has revised its revenue recognition policy for its MVNO services on page F-103 through F-104 of Amendment No. 1 to clarify its determination of the amount of discount to record related to the sales of bundled services.

Maryse Mills-Apenteng, Special Counsel

U.S. Securities and Exchange Commission

May 19, 2017

32.	Please revise to clarify if the bundled services that can be returned by franchisees relate to services not yet sold to a customer or services not yet used by the customers. If the latter is true, please disclose the impact of the bundled services right of return on the amount of revenue recognized for MVNO services sold through franchisees.

Response: We respectfully advise the Staff that as disclosed on pages F-103 through F-104 of Amendment No. 1, as sales of bundled services are mostly pre-paid by the customers (i.e. in the form of pre-paid cards), whether they are purchased through the Group’s agents or franchisees, cash received in advance of actual voice and data consumption are recognized as deferred revenue.

Rights of return only exist for bundled services not yet sold by the franchisees to the customers, i.e. un-activated prepaid cards. No rights of return exist for bundled services sold to agents. Therefore, rights of return by franchisees of un-activated pre-paid cards do not impact revenue recognition since revenue is only recognized when the services are actually consumed by the customers.

As disclosed on page F-104 of Amendment No. 1, whereas bundled services sold to agents are not refundable to the Group, bundled services provided by the Group to the franchisees under the profit sharing arrangements may be returned by the franchisees to the Group if such services are not ultimately sold by the franchisees to customers. Customers cannot return partially consumed bundled services purchased via the franchisees to the Group. Based on the above, the Company does not believe further revision to the current disclosure is necessary.

Proxy Card

33.	Please mark your proxy card as preliminary with your next amendment.

Response: In response to the Staff’s comment, we have marked the proxy card as preliminary.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Zhouhong Peng
Zhouhong Peng, President and Chief Executive Officer

cc:	Stuart Neuhauser, Esq.

Ellenoff Grossman & Schole LLP

Horace Nash, Esq.

Fenwick & West LLP